UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Smart Online, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

83171V100
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages

CUSIP No. 83171V100

1.		Names of Reporting Persons. I.R.S. identification Nos. of above persons (entities only) Dennis Michael Nouri
2.	Check the Appropriate Box if a Member of a Group (See instructions)	(a) ☐ (b) ☐
3.		SEC Use Only
4.		Citizenship or Place of Organization U. S. A.
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 989,406.77
	6.	Shared Voting Power 6,500
	7.	Sole Dispositive Power 989,406.77
	8.	Shared Dispositive Power 6,500
9.		Aggregate Amount Beneficially Owned By Each Reporting Person 995,906.77
10.		Check If The Aggregate Amount In Row (9) Excludes ☒ Certain Shares (See Instructions)
11.		Percent Of Class Represented by the Amount in Row 9 5.45%
12.		Type of Reporting Person IN

PRELIMINARY NOTE

This Schedule 13G is Amendment No. 1 to the Schedule 13D originally filed by the Reporting Person on February 23, 2005.

Item 1.

(a) NAME OF ISSUER: Smart Online, Inc.

(b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

2530 Meridian Parkway

Durham, North Carolina 27713

Item 2.

(a) NAME OF PERSON FILING:

Dennis Michael Nouri (the “Reporting Person” or “Mr. Nouri”)

(b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The residence address of Mr. Nouri is 4024 John S. Raboteau Wynd, Raleigh, NC 27612

(c) CITIZENSHIP: SEE ITEM 4 ON COVER PAGE

Mr. Nouri is a citizen of the United States.

(d) TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value, per share

(e) CUSIP NUMBER:

83171V100

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

Item 4. OWNERSHIP:

(a) Amount Beneficially Owned:

Mr. Nouri is the beneficial owner of 995,906.77 shares of Common Stock. These shares include (i) 739,406.77 shares of Common Stock owned of record directly by Mr. Nouri, (ii) 250,000 shares of Common Stock issuable to Mr. Nouri upon the exercise of options that are exercisable as of December 31, 2007 and (iii) 6,500 shares of Common Stock owned by Mr. Nouri in trust as to which he shares investment and voting power.

(b) Percent of Class:

The 995,926.77 shares of Common Stock beneficially owned by Mr. Nouri represent 5.45% of the Issuer’s Common Stock, as calculated in accordance with Rule 13d-3.

(c) Number of shares of Class A Common Stock as to which the Reporting Person has:

(i) sole power to vote or to direct to vote:	989,406.77 shares
(ii) shared power to vote or to direct the vote:	6,500 shares
(iii) sole power to dispose or to direct the disposition of:	989,406.77 shares
(iv) shared power to dispose or to direct disposition of:	6,500 shares

Item 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable.

Item 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10. CERTIFICATION:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008
/s/ Dennis Michael Nouri
Dennis Michael Nouri